INSURANCE BINDER 48223

FRANK CRYSTAL & COMPANY
FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005
(212) 344-2444 • (800) 221-5830
TELEX: 222792 • CABLE: CRYSTINSCOS
TELECOPIER: (212) 425-7017

Revised

Insured's Mailing Address: Integrity Mutual Funds, Inc. One North Main Street Minot, ND 58703	Date Typed 1/19/06 By: kwt/48223 A/E: LDA Insured's No. Telephone Confirmation ☐
Company or Agency: Great American Insurance Company c/o Great American Insurance Group 40 Rector Street, 15th Floor New York, NY 10006	Date With Whom
New Order ☐ Endorsement ☐ Renewal ☒ Rewrite ☐ Information Only ☐	Inception or Effective Date 7/07/05
Name (if different from mailing address)	Expiration 7/07/06 Policy No. 524510902 Company Great American Insurance Company
Location(s) (if different from mailing address)	Prepaid ☐ Installment ☐ Premium $6,570

Type of Coverage - Registered Management Investment Company Bond

Specifications - **In consideration of the premium charged, it is hereby understood and agreed that coverage is bound effective July 7, 2005 to July 7, 2006 as follows:**

Limit of Liability* (Inclusive of Defense Costs)	Deductible** (Each Claim)	Premium* (Annual)
$1,875,000	$50,000	$6,570

*** $100,000 Limit of Liability as respects Stop Payment, Uncollectible Items, Audit Expense, and Unauthorized Signatures Insuring Agreements**

**** $5,000 Deductible as respects Stop Payment, Uncollectible Items, Audit Expense, and Unauthorized Signatures Insuring Agreements**
$0 Deductible as respects Fidelity of the Funds

Please see the attached Addendum.

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐

Enclosure ☐ Remarks ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
For Frank Crystal & Co., Inc. Refer to: Louis D'Agostino	Name of Underwriter: (Print or Type) Olga Torres Signature Original signature on file with Frank Crystal & Co., Inc.
Admitted ☒ Non-Admitted ☐	For (Insurance Company) Great American Insurance Company Date Signed

FRANKCRYSTAL
&COMPANY

ADDENDUM TO BINDER 48223

Coverage will be provided pursuant to the terms and conditions of expiring Bond Number 524-51-09-01 inclusive of the following amendment:

Endorsements

1. Joint Insured List
    Integrity Growth and Income Fund